Act: 1933
Form S8
Rule:
Public Availability: 2/28/2014

RECEIVED SEC
FEB 2 8 2014
Washington, DC 20549

February 28, 2014


14005408

No Act 2/27/14

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Endo Health Solutions Inc., Endo International Limited and Paladin Labs, Inc.
Incoming letter dated February 27, 2014

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Transactions will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and New Endo will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- New Endo may take into account Endo's reporting history under the Exchange Act in determining its eligibility to use Form S-3. Endo's reporting history under the Exchange Act may also be used in determining whether New Endo: (1) "meets the requirements for use of Form S-3" within the meaning of Form S-4; and (2) "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- Endo's Exchange Act reporting history may be taken into account when determining New Endo's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Endo common shares during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of New Endo ordinary shares that may be sold pursuant to Rule 144(e).

- New Endo may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

Our positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Michael J. Reedich
Special Counsel


14005432


14005433


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

February 28, 2014

Mail Stop 4561

Brian Breheny, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Re: Endo Health Solutions Inc.
Endo International Limited
Paladin Labs, Inc

Dear Mr. Breheny:

In regard to your letter of February 27, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

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BRIAN.BREHENY@SKADDEN.COM

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February 27, 2014

Securities Exchange Act of 1934 – Rules 12g-3(a) and 12b-2
Securities Act of 1933 – Forms S-3, S-4 and S-8
Securities Act of 1933 – Rule 144
Securities Act of 1933 – Section 4(a)(3) and Rule 174(b)

Office of the Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Endo Health Solutions Inc., Endo International Limited and Paladin Labs, Inc.

Dear Sir or Madam:

We are writing on behalf of Endo Health Solutions Inc., a Delaware corporation ("Endo"), Endo International plc (formerly known as Endo International Limited, formerly known as Sportwell Limited), a public limited company incorporated in Ireland ("New Endo") and Paladin Labs Inc., a corporation continued under the laws of Canada ("Paladin"), to request advice of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The issues arise out of the proposed acquisition by New Endo of Paladin by means of a plan of arrangement under Canadian law (the "Arrangement"). Under the Arrangement, New Endo will indirectly acquire all of the outstanding common shares of Paladin, without par value (the "Paladin common shares"), from the Paladin shareholders (the "Acquisition") for ordinary shares of New Endo and cash. Holders of Paladin common shares will also receive common shares of a newly formed Canadian corporation ("Knight Therapeutics") in the Arrangement. Immediately subsequent to and conditioned on the prior consummation of the Acquisition, a wholly owned subsidiary of New Endo will merge with and into Endo (such transaction, the "Merger" and, together with the Acquisition, the "Transactions") with Endo as the surviving corporation in the Merger. Endo shareholders will receive shares of New Endo as consideration in the Merger. Following the Transactions, each of Endo and Paladin will be indirect wholly owned subsidiaries of New Endo.

Background Information

1. Endo

Endo is a publicly held Delaware corporation that is a specialty healthcare company focused on branded and generic pharmaceuticals, devices and services. Endo regularly evaluates and, where appropriate, executes on opportunities to expand through acquisitions of products and companies in areas that will serve patients and customers and that Endo believes will offer above average growth characteristics. In particular, Endo looks to continue to enhance its product lines by acquiring or licensing rights to additional products and regularly evaluating selective acquisition and license opportunities. Such acquisitions or licenses may be effected through the purchase of assets, joint ventures and licenses or by acquiring other companies.

Endo common shares, par value $0.01 per share ("Endo common shares"), are registered under Section 12(b) of the Exchange Act and are listed on The NASDAQ Global Select Market ("NASDAQ") under the symbol "ENDP". The authorized capital of Endo consists of 350,000,000 Endo common shares and 40,000,000 preferred shares ("Endo preferred shares") of which, as of January 16, 2014, 115,591,116 Endo common shares were issued and outstanding and no Endo preferred shares were issued and outstanding. Endo is a large accelerated filer under Exchange Act Rule 12b-2.

Endo common shares and other employee benefit plan interests of Endo are registered on Forms S-8 for distribution pursuant to certain employee benefit plans of Endo (the "Endo Incentive Plans"). As of February 13, 2014, 3,956,665 Endo common shares were subject to outstanding options under the Endo Incentive Plans. Endo maintains the following effective registration statements on Form S-8: nos. 333-52648, 333-120968, 333-148339, 333-159590, 333-171941, 333-175022 and 333-177152.

As of September 30, 2013, Endo had approximately $1.7 billion in outstanding debt securities issued under four series of notes, including $379.5 million aggregate principal amount of 1.75% Convertible Subordinated Notes due 2015 (the "Convertible Notes"), $500.0 million aggregate principal amount of 7% Senior Notes due 2019 (the "2019 Notes"), $400.0 million aggregate principal amount of 7.00% Senior Notes due 2020 (the "2020 Notes") and $400.0 million aggregate principal amount of 7.25% Senior Notes due 2022 (the "2022 Notes" and, together with the Convertible Notes, the 2019 Notes and the 2020 Notes, the "Endo Debt"). The offers and sales of the 2019 Notes, the 2020 Notes and the 2022 Notes were registered pursuant to a registration statement on Form S-4 and the notes are referred to collectively herein as the "Public Debt." None of the Endo Debt was registered or required to be registered pursuant to Section 12 of the Exchange Act. As of January 21, 2014, each class of Public Debt was held of record by less than 300 persons. Following completion of the Transactions, New Endo will become an obligor of the Convertible Notes, and the Convertible Notes will no longer be convertible into Endo common shares, but rather, in certain circumstances, will be convertible into New Endo ordinary shares in accordance with their terms.

Endo's reporting obligations under Section 15(d) of the Exchange Act with respect to the Public Debt have been suspended due to the Section 12 registration of the Endo common shares. When Endo terminates such Section 12 registration, its reporting obligations under Section 15(d) of the Exchange Act will be revived. The Endo common shares and the Public Debt constitute the only classes of securities with respect to which Endo has a reporting obligation under the Exchange Act. Endo has been a reporting company under the Exchange Act for over 13 years and is current in all of its reporting obligations thereunder.

Endo and New Endo represent that, upon completion of the Transactions, (i) Endo intends to cause NASDAQ to file a Form 25 with the Commission to deregister the Endo common shares under Section 12 of the Exchange Act and (ii) Endo intends to file a Form 15 with the Commission to immediately suspend its reporting obligations under Section 15(d) of the Exchange Act with respect to the Endo ordinary shares and the Public Debt. Endo and New Endo further represent that Endo will comply with Endo's reporting obligations under the Exchange Act until the filing of such Form 15. Endo and New Endo further represent that Endo will file an Endo Annual Report on Form 10-K for the year ended December 31, 2013.

2. *Paladin*

Paladin is a publicly held corporation continued in Canada and is a specialty pharmaceutical company focused on acquiring or in-licensing innovative pharmaceutical products for the Canadian and world markets. Paladin's principal strategy is to identify and focus on innovative pharmaceutical products in specialty therapeutic fields. Paladin acquires or in-licenses the sales and marketing rights to pharmaceutical products which (i) either have existing sales in the countries Paladin seeks to commercialize the product or have been approved in other countries but have not yet been approved for sale, or (ii) which are in late-stage clinical trials.

Paladin common shares are listed on the Toronto Stock Exchange under the symbol "PLB". Paladin has no securities registered or required to be registered under Section 12 of the Exchange Act and no reporting obligations under Section 15(d) of the Exchange Act. Paladin's authorized share capital consists of 100,000,000 Paladin common shares and no preferred shares. As of January 21, 2014, 20,765,385 Paladin common shares were issued and outstanding, and there were a total of 1,270,675 Paladin stock options with a positive in-the-money amount per share.

3. New Endo

New Endo is a public limited company incorporated in Ireland (registered number 534814) on October 31, 2013 (formerly known as Endo International Limited, formerly known as Sportwell Limited) for the purpose of holding Paladin and Endo following completion of the Transactions. To date, New Endo has not conducted any activities other than those incident to its formation, the execution of the Arrangement Agreement (as defined below) and the taking of certain steps in connection thereto, including the preparation of applicable filings with the Commission and regulatory filings made in connection with the transactions. As of the date of this letter, New Endo has (i) two issued and outstanding ordinary shares, one of which is held by Endo and one of which is held by Paladin and (ii) no securities registered under the Exchange Act. Immediately prior to the consummation of the Merger, the authorized share capital of New Endo will be €40,000 and $100,000 divided into 4,000,000 euro deferred shares of €0.01 each and 1,000,000,000 ordinary shares of $0.0001 each ("New Endo ordinary shares"). Approximately 150,800,000 New Endo ordinary shares will be issued in connection with the Transactions.

4. Knight Therapeutics

Knight Therapeutics was incorporated under the Canada Business Corporations Act on November 1, 2013 and is currently a wholly owned subsidiary of Paladin.

Prior to the effective time of the Arrangement, Paladin and Knight Therapeutics will enter into a business separation agreement providing for the transfer of the assets to be owned by, and the liabilities to be assumed by, Knight Therapeutics (or one of its affiliates) from Paladin and its subsidiaries. The assets to be owned by Knight Therapeutics (or one of its affiliates) consist of: (i) all intellectual property rights of Paladin related to the drug known as Impavido® (miltefosine), (ii) any rights to a priority review voucher issued by the Food and Drug Administration's tropical disease priority review program, (iii) shares of a Delaware subsidiary, (iv) the rights as licensor under a license agreement to make, market and sell Impavido in the United States and (v) $1,000,000 in cash.

At the effective time of the Arrangement, each holder of Paladin common shares and each holder of an in-the-money option to acquire a Paladin common share will be entitled to receive, among other things, one common share of Knight Therapeutics. Holders of Endo common shares will be not be entitled to receive shares of Knight Therapeutics in connection with the Transactions.

Immediately following the effectiveness of the Transactions, Knight Therapeutics will be a separate Canadian public company held solely by the former holders of Paladin common shares, and Knight Therapeutics will not have securities registered or required to be registered under Section 12 of the Exchange Act and no reporting obligations under Section 15(d) of the Exchange Act.

5. Transaction Overview

On November 5, 2013, Endo entered into an Arrangement Agreement (the "Arrangement Agreement"), among Endo, New Endo, Paladin, Sportwell II Limited (subsequently renamed Endo Limited), a direct subsidiary of New Endo incorporated in Ireland, ULU Acquisition Corp., (subsequently renamed Endo U.S. Inc.), RDS Merger Sub, LLC, a private limited liability company organized in Delaware and an indirect subsidiary of New Endo ("Merger Sub") and 8312214 Canada Inc., a corporation incorporated under the laws of Canada and an indirect subsidiary of New Endo ("CanCo 1"). Pursuant to the terms of the Arrangement Agreement, New Endo will indirectly acquire Paladin by means of the Acquisition and will become the indirect parent company of Endo by means of the Merger. The diagrams in Exhibit A hereto illustrate in simplified terms the current structure of Endo and the structure of New Endo following the effective time of the Transactions.

The Acquisition involves the indirect acquisition of all of the Paladin common shares by New Endo (by means of a transfer of such Paladin common shares to CanCo 1, an indirect subsidiary of New Endo) and the payment by New Endo, on behalf of CanCo 1, to the applicable Paladin shareholders of $1.16 in cash, subject to adjustment and 1.6331 newly issued New Endo ordinary shares in partial consideration for the acquisition of each Paladin common share held by such shareholders. Holders of Paladin common shares (but not holders of Endo common shares) will also receive shares of Knight Therapeutics as consideration in the Arrangement. In addition, at the effective time of the Arrangement, (a) all in-the-money vested options to acquire Paladin common shares will be settled on a cash-less exercise basis for New Endo ordinary shares and common shares of Knight Therapeutics in an amount reflecting the arrangement consideration; and (b) unvested rights to receive additional common shares under Paladin's share purchase plan will be settled for a cash amount based on the Paladin common share price immediately prior to the effective time. Since Irish law does not recognize fractional shares held of record, the total number of New Endo ordinary shares that any Paladin shareholder will be entitled to receive will be rounded down to the nearest whole number and all entitlements to fractional New Endo ordinary shares will be aggregated and sold by an exchange agent, with any sale proceeds being distributed in cash pro rata to the Paladin shareholders whose fractional entitlements have been sold. After giving effect to the Merger and the Acquisition, Paladin shareholders will hold approximately 22.6% of the New Endo ordinary shares on a fully diluted basis.

Immediately subsequent to and conditioned on the prior consummation of the Acquisition, Merger Sub will be merged with and into Endo, with Endo surviving the Merger as a wholly-owned, indirect subsidiary of New Endo. Pursuant to the Arrangement Agreement each Endo common share outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive one New Endo ordinary share. After giving effect to the Merger and the Acquisition, Endo shareholders will hold approximately 77.4% of the New Endo ordinary shares on a fully diluted basis.

At the closing of the Transactions, Endo and Paladin will be combined under New Endo, each as indirect wholly owned subsidiaries. New Endo ordinary shares will trade on NASDAQ under the symbol "ENDP", the same trading symbol currently used for Endo common shares, and on the Toronto Stock Exchange ("TSX").

Information to be Available Concerning the Transaction and the Constituent Parties

As a result of the legal form of the Transactions, (a) New Endo filed a Registration Statement on Form S-4 with the Commission (the "Registration Statement"), including therein a proxy statement of Endo, as well as a prospectus and (b) Paladin prepared a separate management information circular as part of a solicitation of proxies by the Paladin board of directors for use at the special meeting of Paladin shareholders. The Registration Statement was declared effective by the Commission on January 24, 2014, and, on January 27, 2014, Endo filed the definitive proxy statement included in the Registration Statement with the Commission with respect to the solicitation of proxies from Endo shareholders for approvals relating to the Merger. The meeting of shareholders of Endo was held on February 26, 2014, and the meeting of shareholders of Paladin was held on February 24, 2014. At such meetings, among other things, the shareholders of Paladin voted to approve the Arrangement and the shareholders of Endo voted to adopt the Arrangement Agreement. The closing of the Transactions will occur on or about February 28, 2013.

The Registration Statement contains or, in the case of Endo, incorporates by reference extensive and detailed descriptions of the businesses of Endo and Paladin, a detailed description of the Transactions, historical financial statements and information for each entity (including five years of selected financial data, management's discussion and analysis and audited financial statements for the three-year periods ended December 31, 2012 for each of Endo and Paladin, along with unaudited interim financial statements for each of Endo and Paladin for the most recent interim period), pro forma financial information for the combined entity with Endo as the accounting acquirer along with comparative historical and pro forma per share data, information with respect to the directors and executive officers of New Endo and their compensation, a detailed description of the New Endo ordinary shares along with a detailed comparison of the rights of holders of Endo common shares as compared to the rights of holders of New Endo ordinary shares, and risk factors related to the Transactions and the business of New Endo, among other information.

The Paladin Circular contains or incorporates by reference the information included in the Registration Statement, and also includes a detailed description of the fairness opinion of Paladin's financial advisor, a detailed description of Knight Therapeutics and a detailed description of the New Endo ordinary shares along with a detailed comparison of the rights of holders of Paladin common shares as compared to the rights of holders of New Endo ordinary shares, among other information.

The information that will be available concerning Endo, Paladin, the Transactions and the combined business of Endo and Paladin is at least as extensive as the information that would be available with respect to the combined business if Endo were to acquire Paladin directly via merger or similar transaction and report the transaction on a Form 8-K.

New Endo will also file a Form 8-K reporting the consummation of the Transactions no later than four business days following the closing of the Transactions, including therein the disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required under Item 9.01 of Form 8-K (within 71 days following the closing, in accordance with the requirements of Item 9.01), as well as, to the extent applicable, disclosures required by the other items of Form 8-K. Immediately following the consummation of the Acquisition and the Merger, although New Endo will be incorporated in Ireland, New Endo will be obligated to file reports under the Exchange Act and will not be a foreign private issuer.

Reasons for Choice of Transaction Structure

To effect the Transactions, Endo could have structured the Transactions as a holding company reorganization and acquisition (the "Holdco Structure") which would have been substantially similar to the structures outlined in the *GrafTech Int'l Ltd. (available November 4, 2010)* and *World Access, Inc. (available October 28, 1998)* no-action letters. Under such Holdco Structure, Endo would have formed a direct, wholly owned subsidiary ("Holdco") and caused Holdco to form two wholly owned merger subsidiaries. Endo would then have entered into a merger agreement with Holdco, the merger subsidiaries and Paladin, pursuant to which one merger subsidiary would merge into Endo and the other merger subsidiary would merge into Paladin such that, as a result, Paladin and Endo would become direct, wholly owned subsidiaries of Holdco. In fact, the current structure of the Transactions is similar to the Holdco Structure. In the Transactions, New Endo (the equity of which is directly held 50% by Endo and 50% by Paladin) has formed two acquisition subsidiaries, one of which will acquire Paladin pursuant to the Arrangement and the other of which will merge with and into Endo in the Merger. The ultimate outcome of the Transactions, from a corporate law perspective, is in substance no different than would have been the case in a Holdco Structure. In both cases, upon consummation of the Transactions, Endo would be a wholly-owned subsidiary of an Irish parent company, with the former Endo shareholders owning approximately 77.4% of the combined company, and the former Paladin shareholders owning approximately 22.6%. However, Endo believes that the current structure of the Transactions provides Endo and its shareholders with a number of benefits, including greater certainty with respect to the expected tax treatment of the Transactions.

We also note that Endo could have chosen to effect the Transactions by simply establishing a new wholly owned subsidiary of Endo and entering into an agreement providing for the acquisition of Paladin by such subsidiary, with the holders of Paladin ordinary shares receiving the same percentage ownership interest in Endo that they would hold in New Endo under the current structure. In that situation, there would be no actual "succession" under Rule 12g-3(a), since the Endo common shares would remain registered under the Exchange Act, Endo would retain its reporting history for all purposes and Endo would remain eligible to use Form S-

3. Although this structure could accomplish the Transactions and does not raise any succession issues under the Securities Act and Exchange Act, it would not provide the tax and other related strategic benefits of the Transactions as currently structured. On a consolidated basis, the business operated by New Endo following the Transactions, however, would be identical to the business that would be operated by Endo if it chose to effect the Transactions through the more typical subsidiary acquisition structure described in this paragraph. In addition, in both scenarios, Endo would be the acquirer for accounting purposes.

Effect on Business and Structure of Company

The Transactions will strengthen Endo's business and financial profile by diversifying revenue streams and enhancing its cash flows; however, New Endo's business will remain focused in the specialty pharmaceutical industry. Accordingly, while the Transactions will expand the size of the business currently conducted by Endo, the Transactions will not fundamentally alter the nature of or material risks attendant to the business currently conducted by Endo. Moreover, because Endo and Paladin are both engaged in the specialty healthcare business, Endo believes that the risks of investing in New Endo ordinary shares will not differ materially from the risks of investing in Endo common shares or Paladin common shares other than the risks associated with the Transactions, including, among other things, the ability to realize efficiencies from the Transactions and the ability to successfully integrate Paladin and Endo.

Immediately following the Transactions, Endo's business will continue to make up the substantial portion of the combined company's business. The following table summarizes certain unaudited pro forma condensed financial information set forth in the Registration Statement and is provided solely to demonstrate the approximate allocation of New Endo's total revenue, net income and total assets.

(USD in thousands)	Endo Historical	Pro Forma	Endo Percentage of Pro Forma New Endo
Total Revenues [1]	$ 2,189,982	$ 2,392,428	91.5%
Operating Income (loss) [1]	291,486	323,215	90.2%
Assets [2]	6,455,256	9,927,043	65.0%

(1) For the nine months ended September 30, 2013
(2) As of September 30, 2013

With respect to management structure, the executive officers and directors of New Endo will be substantially the same as the current executive officers and directors of Endo. In this regard, upon completion of the Transactions, the directors of Endo immediately prior to the Transaction will become the directors of New Endo. In addition, Endo's Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and other current members of senior management will constitute the executive officers of New Endo upon the completion of the Transactions. In short, New Endo will have substantially the same directors and executive officers and the same NASDAQ trading symbol as Endo has today, and its business will remain substantially similar. In addition, at the effective time of the Merger, all outstanding Endo stock options, restricted stock units and restricted stock awards will be assumed by New Endo and converted into New Endo stock options, restricted stock units and restricted stock awards, respectively, on the same terms and conditions as were applicable to the Endo stock options, restricted stock units and restricted stock awards immediately prior to the effective time. We believe that Endo's public disclosures regarding the Transactions to date have been consistent with the substantive effect of the Transactions. For example, its press release dated November 5, 2013, announcing the transaction was entitled "Endo to Acquire Specialty Pharmaceutical Company Paladin Labs" and its investor presentation dated the same date describes the Transaction as an "Acquisition of Paladin Labs".

While New Endo will be an Irish entity and will have organizational documents that differ in certain respects from those of Endo, many of the principal attributes of Endo common shares and New Endo ordinary shares will be similar. We recognize, however, that there will be differences between the rights of holders of Endo common shares under Delaware law and the rights of holders of New Endo ordinary shares following the Transactions (which differences would arise regardless of whether the Transactions were structured under the Holdco Structure or the current structure). Detailed disclosure is included in the Registration Statement with respect to differences between Delaware and Irish corporate law, including a detailed comparison of the rights of holders of Endo common shares and New Endo ordinary shares and the respective organizational documents of Endo and New Endo. Generally, the differences between Endo's charter documents and New Endo's memorandum and articles of association as they will be in effect from and after the effective time of the Transactions are either (i) as required by Irish law (i.e., as a result of differences in Irish law and Delaware law, New Endo's memorandum and articles of association include provisions not included in Endo's charter documents and exclude provisions that are included in Endo's charter documents) or (ii) in order to preserve the current rights of Endo's shareholders and powers of the board of directors of Endo as compared to those of New Endo following the Transactions.

Employee Benefit Matters

Each option to purchase Endo common stock under any Endo Incentive Plans, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger will be converted, on substantially the same terms and conditions as were applicable under such option before the effective time of the Merger, into an option to acquire New Endo ordinary shares equal to the number of shares subject to the Endo option immediately prior to the effective time of the Merger multiplied by the equity exchange ratio (as defined below), at an exercise price per share equal to the exercise price per share applicable to such option immediately prior to the effective time of the Merger divided by the equity exchange ratio. For purposes of this letter, "equity exchange ratio" means, at the time of calculation, the ratio of the number of Endo common shares to New Endo ordinary shares.

Each other Endo equity award that is outstanding immediately prior to the effective time of the Merger under any Endo Incentive Plan, including outstanding Endo performance share units and deferred share units held by Endo's nonemployee directors, will be converted, on substantially the same terms and conditions as were applicable under such equity award before the effective time of the Merger, into a right to receive the number of New Endo ordinary shares equal to the number of shares subject to such equity award immediately prior to the effective time of the Merger multiplied by the equity exchange ratio. In addition, purchase rights under ongoing offerings under Endo's employee stock purchase program will be converted into purchase rights to acquire New Endo ordinary shares on substantially the same terms and conditions as were applicable before the effective time of the Merger.

Each of the current Endo Incentive Plans and the Endo employee stock purchase program will be assumed by New Endo as of the effective time of the Merger.

Each right to acquire one Paladin common share pursuant to an option to purchase Paladin common shares under the Paladin stock option plan that is outstanding at the effective time of the Arrangement will fully vest and will be settled in exchange for one Knight Therapeutics common share plus an amount of New Endo ordinary shares equal to 1.6331 multiplied by a factor generally determined by dividing (y) the sum of the per share cash consideration payable in the Arrangement plus the amount that the closing price of a Paladin common share on TSX on the trading day immediately preceding the effective date of the Arrangement exceeds the exercise price for each Paladin common share subject to the option (the "in-the-money-amount per share") by (z) the closing price of a Paladin common share on TSX on the trading day immediately preceding the effective date of the Arrangement. If the in-the-money amount per share is equal to or less than zero then the consideration for the settlement of such right will be zero.

All purchase rights of each participant under the Paladin employee share purchase plan will be cancelled for a cash amount equal to 25% of the aggregate number of shares purchased on behalf of that participant under the Paladin employee share purchase plan, with the participant's contributions in respect of each of the eight fiscal quarters ending immediately prior to the effective time of the Arrangement (but excluding any Paladin common shares purchased with such participant's contributions after November 5, 2013 that exceeded his or her rate of contribution before that date), multiplied by the closing price of a Paladin common share on TSX on the trading day immediately preceding the effective date of the Arrangement.

Each of the Paladin stock option plan and the Paladin employee share purchase plan will be terminated at the effective time of the Arrangement.

New Endo will authorize conforming amendments to the Endo Incentive Plans necessary to reflect the assumption of the Endo Incentive Plans and, in certain cases, the extension of such plans to employees of New Endo and its subsidiaries. The plans under which such options rights and benefits with respect to New Endo ordinary shares will be administered after such assumption are referred to herein as the "New Endo Plans."

Summary of Request for Relief

We respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion and Analysis" below.

(a) **Rules 12g-3(a) and 12b-2.** The Merger constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and the New Endo ordinary shares will be deemed registered under Section 12(b) of the Exchange Act upon consummation of the Merger, and that New Endo, as successor to Endo, will be deemed a large accelerated filer for purposes of Exchange Act Rule 12b-2.

(b) **Availability of Forms S-3 and S-8 and Ability to Incorporate by Reference into Form S-4.** New Endo requests that the Staff confirm that New Endo may, prior to the filing of its initial Annual Report on Form 10-K, use Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New Endo Plans and any new benefit plans, stock purchase plans or stock incentive plans of New Endo.

In addition, New Endo requests that the Staff confirm that upon completion of the Transactions, New Endo may include Endo's reporting history and status prior to the Merger in determining whether New Endo meets the eligibility requirements for the use of Forms S-3 and S-8 and the ability to incorporate by reference into Form S-4.

(c) **Availability of Rule 144.** New Endo, upon consummation of the Merger, may include Endo's reporting history and status in determining whether New Endo meets the current public information requirements in Rule 144(c)(1), and the most recent report or statement published by Endo prior to the Merger and the average weekly reported volume of trading in Endo common shares during the time periods specified in Rule 144(e)(1) occurring prior to the time of the Merger may be taken into account by holders of New Endo ordinary shares for purposes of the Rule 144(e) volume limitations.

(d) **Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b).** New Endo requests that the Staff confirm that in accordance with Rule 174(b) under the Securities Act, New Endo need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

Discussion and Analysis

(a) Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a "succession" by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) of the Exchange Act, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business. In the Merger, although New Endo would be acquiring assets of a going business, it would be doing so indirectly, with Endo continuing as a wholly owned subsidiary of New Endo. However, we are of the view that the structure of the Transactions should not prevent New Endo from being deemed to have made a "direct acquisition" of the business of Endo and thus to be the successor to Endo under Rule 12g-3(a). Indeed, the Staff has taken similar positions with respect to transactions in which the assets "directly acquired" remain in a subsidiary of the successor company rather than proceeding to direct ownership by the successor, including in the *Jazz Pharmaceuticals, Inc. (available January 12, 2012)* no-action letter and in various holding company reorganization structures. *See, e.g., GrafTech Int'l. Ltd., supra, Pediatrix Medical Group Inc. (available November 22, 2008), Dollar Tree Stores, Inc. (available February 20, 2008), Roper Industries, Inc. (available July 19, 2007), Hecla Mining Co. (available October 31, 2006) and World Access, Inc., supra.* These various holding company reorganization structures include the structures detailed in the *GrafTech Int'l. Ltd.* and *World Access, Inc.* no-action letters that, in each case, involved a holding company reorganization and the acquisition of a private company or companies thereafter, which structure, as indicated above, is substantially similar to the structure of the Transactions. Given that we view the difference between the Transactions and the Holdco Structure as a matter of form and not substance, and that the structure of the Transactions is substantially similar to structures in which the Staff has previously granted relief under Rule 12g-3(a), we are of the view that, if the Merger is consummated, New Endo should be deemed the successor to Endo, particularly given the detailed information that is and will be available regarding the Transactions and the constituent companies and, as explained above, our view that the Transactions will not fundamentally alter the nature of the business currently conducted by Endo.

Additionally, eligibility for relief under Rule 12g-3(a) should not be impacted by the fact that the Paladin common shares are not registered under the Exchange Act. As described above, Endo could have chosen to effect the Transactions by a more typical subsidiary acquisition structure, such as a merger, which would not have raised any issues regarding "successor" registration. This subsidiary acquisition structure would have resulted in a consolidated business identical to the business that will be operated by New Endo following the Transactions, but would not have provided the same level of certainty regarding the tax and other related strategic benefits of the Transactions as currently structured. To deny relief under Rule 12g-3(a) would penalize Endo for structuring the Transactions in a manner that it believes is in the best interests of Endo and its shareholders. Moreover, the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of Exchange Act protection to the securityholders of the predecessor" (see Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), and to deny the application of Rule 12g-3 to the issuance of New Endo common shares in the Transactions would have the effect of creating such a potential gap in the Exchange Act protections for Endo shareholders, solely because Endo chose to structure the Transactions in a manner that was beneficial to its shareholders. Finally, we note that the staff has granted relief under 12g-3(a) in similar transactions where securities were issued to holders of shares that were not registered under the Exchange Act, including in the holding company structure described *GrafTech Int'l. Ltd., supra,* where holding company securities were issued to shareholders of a private company. Although Paladin does not have securities registered under the Exchange Act, it is a public company, with the Paladin common shares registered in Canada and traded on the TSX.

We also note that the express wording of Rule 12g-3(a)(2) provides that such deemed registration would not occur if the class of securities issued would be held of record by less than 300 persons. However, we believe that the application of Rule 12g-3(a) is appropriate notwithstanding the fact that New Endo may have less than 300 record holders upon consummation of the Transactions, and the Staff has granted no-action relief from the 300 record holder threshold of Rule 12g-3(a)(2) in a number of successor situations. *See, e.g., Jazz Pharmaceuticals, Inc., supra, Galileo Holding Corp. (available Dec. 19, 2008), Harveys Casino Resorts (available October 31, 2000), IPC Information Systems, Inc. (available May 20, 1999) and American Eagle Outfitters, Inc. (available March 29, 1999). See also* Section 250.02 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations. Like many other companies, although New Endo may have less than 300 record holders, New Endo will continue to be widely held following the Transactions by several thousand beneficial owners. In our view, the application of Rule 12g-3(a) to the Transactions even though New Endo may have fewer than 300 record holders is consistent with the relief that the Staff has granted in similar circumstances as well as the protection of investors. Accordingly, it is our view that Rule 12g-3(a) should be available to New Endo, notwithstanding Rule 12g-3(c)(2).

As noted above, Endo is a large accelerated filer under Exchange Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Jazz Pharmaceuticals, Inc., supra, Willbros Group, Inc. (available February 27, 2009); Galileo Holding Corp., supra, and Roper Industries, Inc., supra.*

For the reasons set forth above and given the purpose behind Rule 12g-3, we respectfully request that the Staff concur in our opinion that, upon consummation of the Merger, the New Endo ordinary shares should be deemed registered under Exchange Act Section 12(b) by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that New Endo, as successor to Endo, will succeed to Endo's filer status for purposes of Exchange

Act Rule 12b-2 and will therefore be deemed a large accelerated filer under Exchange Act Rule 12b-2.

(b) Availability of Forms S-3 and S-8 and Ability to Incorporate by Reference into Form S-4

(i) Availability of Form S-8

New Endo intends to file registration statements on Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New Endo Plans. In order for such New Endo Plans to be operational upon completion of the Transactions, and therefore to operate for the benefit of the current and former directors, employees, consultants and other participants of the New Endo Plans without interruption, New Endo, subject to a favorable response to this letter, intends such registration statements or post-effective amendments to be filed and become effective prior to or upon completion of the Transactions and prior to the filing by New Endo of its initial Annual Report on Form 10-K.

As stated above, Endo common shares and other employee benefit plan interests in Endo are registered on Form S-8 for distribution pursuant to the Endo Incentive Plans. Effective upon the effectiveness of the Transactions, all options, rights and benefits granted under the Endo Incentive Plans will become options, rights and benefits with respect to New Endo ordinary shares and other employee benefit plan interests in New Endo and the Endo Incentive Plans will be assumed as the New Endo Plans, as described above.

The Staff has previously taken the position that a successor issuer may fulfill its registration requirements with respect to employee stock option, restricted stock and similar benefit plans by filing a registration statement with respect thereto prior to or following completion of the succession transaction. *See Perrigo Company (available December 17, 2013), Actavis, Inc., supra, Eaton Corp., supra, ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company (available June 4, 1997), Time Warner Inc. (available October 10, 1996) ("Time Warner III").*

In particular, the Staff has taken the position that a successor issuer may register securities issuable pursuant to employee benefit plans on Form S-8, as appropriate, if (a) the opportunity to participate in the plans subject to Form S-8 registration statements will be offered only to existing employees (as defined in the letters cited below) of the two companies subject to a transaction and their subsidiaries and (b) no securities will be sold or issued pursuant to such registration statements until the effective time of such transaction. *See Perrigo Company, supra, Actavis, Inc., supra, Eaton Corp., supra, ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company, supra, Time Warner Inc., supra.*

Accordingly, New Endo will limit the opportunity to participate in the New Endo Plans subject to a Form S-8 registration statement or post-effective amendments to the Registration Statement to existing employees of New Endo and its subsidiaries and certain qualified former employees of Endo and its subsidiaries. Such persons fall within the General Instruction A.1(a) definition of employees.[1] Finally, New Endo will not issue or sell any securities pursuant to any New Endo Plans under the Form S-8 registration statements or post-effective amendments to the Registration Statement prior to the completion of the Transactions.

In view of the foregoing, including the limitations described above, we request that the Staff confirm our opinion that New Endo may file registration statements on Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New Endo Plans and any new benefit plans, stock option plans or stock incentive plans of New Endo and allow them to become effective prior to or upon the completion of the Transactions. The Staff has taken this position in other cases involving similarly structured transactions. *See Actavis, Inc., supra, Eaton Corp., supra, ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company, supra, Time Warner Inc., supra.*

(ii) Availability of Forms S-3 and S-8 and Ability to Incorporate by Reference into Form S-4, Generally

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A.1, 2, 3 and 5 to Form S-3 if (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor, or (b) all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. Endo currently meets the eligibility conditions of Form S-3 and the ability to incorporate by reference into Form S-4. The proposed succession of New Endo to the business and assets of Endo will not, however, meet the requirements of either clause (a) or clause (b) of General Instruction 1.A.7. We strongly believe, however, that the form of the Transactions should not dictate the result, and that the Staff's view on our opinion that New Endo

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[1] General Instruction A.1(a) to Form S-8. Former employees of Endo and its subsidiaries who are continuing participants in the Endo Incentive Plans, such as retired or disabled employees who have post-termination rights to exercise stock options or other awards under certain Endo Incentive Plans for up to the remainder of the original term of the awards, will be afforded the same opportunity under the New Endo Plans to exercise employee stock options or other awards as is permitted under the terms of the Endo Incentive Plans. Pursuant to General Instruction A.1(a)(3), such persons are within the Form S-8 definition of employees, and references herein to "employees" include these persons. In addition, pursuant to General Instruction A.1 (a)(1), the definition of employee includes directors, officers and consultants, and references herein to "employees" include these persons.

can take into account Endo's reporting history and status for the purposes set forth below should be based on the substance of the Transactions.

We note that the purpose of the short form registration is to eliminate unnecessary, duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe the continued eligibility of New Endo for short-form registration following the Transactions is appropriate because, among other things:

- Endo has been an Exchange Act reporting company since 2000 and is currently in compliance with its Exchange Act reporting obligations;

- The Registration Statement and Proxy Statement filed in connection with the Transactions include detailed and extensive information concerning the Transactions, Paladin and related matters; and

- The Transactions will not fundamentally alter the nature of the business currently being conducted by Endo or the extent of information available to investors related to Endo.

Our view on the appropriateness of permitting New Endo to take into account Endo's reporting history and status prior to the Transactions for determining New Endo's Form S-3 eligibility is influenced by the substantive effect of the Transactions, which, similar to the *GrafTech Int'l Ltd.* no-action letter and the contemplated Transactions, would result in Endo and Paladin being wholly-owned subsidiaries of an Irish parent company (in the form of New Endo), of which the former Endo shareholders would own on a fully diluted basis approximately 77.4% upon consummation of the Transactions. Our view is also influenced by the fact that publicly available information about Paladin, the Transactions and the combined business of Endo and Paladin is greater for the Transactions than would have been the case had the Transactions been effected by Endo as the legal acquiror in more typical subsidiary acquisition structure, with only a proxy statement and Form 8-K being filed by Endo and provided to its shareholders.

Most importantly, however, our view is influenced by the fact that not permitting New Endo to take into account Endo's reporting history and status prior to the Merger for determining New Endo's Form S-3 eligibility would penalize Endo for structuring the Transactions in a manner that it believes is in the best interests of Endo and its shareholders, given the tax and other related strategic benefits of the Transactions as currently structured. If Endo had instead chosen to acquire Paladin (in legal form), continued use of Endo's reporting history would not be at issue. In each case, however, the ultimate outcome of the Transactions from a corporate law perspective is the same. Upon completion of the Transactions, the former shareholders of Endo will own approximately 77.4% of the outstanding shares of New Endo on a fully diluted basis, and the Transactions have been described in press releases and public filings as an acquisition of Paladin by Endo.

In addition, as noted by the Commission in the 1982 Integrated Disclosure System Release (Release No. 33-6383), short-form registration is appropriate when there exists "widespread following in the marketplace." Endo is widely followed by investors and analysts, has a total market capitalization of approximately $7.9 billion, as of January 21, 2014, has a trading volume approaching an average of 1.6 million shares, and has been an Exchange Act reporting company for over 13 years. As New Endo, that widespread following is expected to continue. The purpose of short-form registration is to also "enhance [a company's] ability to access the public securities markets" as described by the Commission in Securities Act Release No. 33-8878. Indeed, if Endo lost its reporting history (in the form of New Endo), it could seriously and adversely affect its ability to opportunistically access the capital markets, a penalty that should not result from a focus on the form, rather than the substance, of the Transactions.

We strongly believe that allowing New Endo to take into account Endo's reporting history is appropriate given the widespread, direct, and contemporaneous accessibility to Endo's historical disclosure as well as the Registration Statement and Proxy Statement filed in connection with the Transactions. In this regard, any registration statement on Form S-3 filed by New Endo after the Merger and prior to the filing of New Endo's initial annual report on Form 10-K would specifically (i) incorporate by reference Endo's historical Exchange Act reports, which reports will continue to be accessible at little or no cost to those interested in obtaining the information; (ii) include historical financial statements of Paladin (either directly or via incorporation by reference from a New Endo Form 8-K that directly includes the Paladin financial statements); and (iii) include pro forma financial information giving effect to the Transactions. In this regard, we note that the disclosure about New Endo available to investors in a Form S-3 and a Form S-1 would not be meaningfully different. In each case, the line item disclosure requirements of Form S-1 would be addressed and the financial statement filing requirements would be the same. However, the material difference between filing a Form S-3 and a Form S-1 for New Endo would be the administrative burden and cost to New Endo in preparing Form S-1 registrations, as well as the loss to New Endo of appropriate flexibility and an efficient means to access the capital markets. We also believe that a standalone Form S-1 that does not incorporate Endo's historical Exchange Act reports could be confusing and could potentially make it more difficult for investors to properly identify any differences to the previously understood aspects of Endo's and Paladin's respective businesses (which understanding would be based on investors' prior assessment of the Registration Statement and Proxy Statement filed in connection with the Transactions).

The separation of the Knight Therapeutics business to the Paladin shareholders does not alter the analysis set forth above. In connection with the Transactions, shares of Knight Therapeutics are being distributed only to holders of Paladin common shares and, following the consummation of the Transactions, Knight Therapeutics will be a separate public company in Canada, with a separate board of directors and shareholder base. Knight Therapeutics is not part of the successor registrant, New Endo.

We note that the Staff has granted Form S-3 eligibility relief on prior occasions as it relates to holding company reorganizations. *See, e.g., GrafTech Int'l. Ltd., supra, News Corp.*

Ltd. (available November 3, 2004), Reliant Energy, Inc. (available December 21, 2001), Northwest Airlines Corp. (available December 16, 1998) and World Access, Inc., supra. The facts set forth in the *GrafTech Int'l. Ltd.* no-action letter involved a holding company reorganization that was to be immediately followed by the acquisitions of two private companies. Assuming the acquisition of the private companies as contemplated in the GrafTech Int'l. Ltd. no-action letter, the private company shareholders would own 16.5% of the holding company parent. The proposed Transaction is not substantively different from the transactions described in the GrafTech Int'l. Ltd. no-action letter (as noted above, on a post-Transaction basis, the historic shareholders of Paladin would slightly over 20% of the share capital of New Endo). While the holding company reorganization in the *GrafTech Int'l. Ltd.* no-action letter did not involve a change in the jurisdiction of incorporation (both GrafTech and the new holding company were incorporated in Delaware), we nonetheless believe that the Transactions is in substance the same as the transactions addressed in the GrafTech Int'l. Ltd. no-action letter. Indeed, the Staff has on prior occasions not objected to a successor's use of Form S-3 where the successor changed jurisdiction from Delaware to Ireland. *See, e.g., Perrigo Company, supra; Eaton Corp., supra.*

Accordingly, we are of the opinion that after the completion of the Transactions New Endo may take into account the activities and status of Endo prior to the completion of the Merger in determining whether New Endo meets the eligibility conditions of Form S-3, and in determining whether New Endo "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8 and, assuming New Endo meets all of the other requirements for the use of Form S-3, New Endo will be eligible immediately after the completion of the Transactions to use Form S-3 and to incorporate by reference into Form S-4. The Staff has taken similar positions with respect to satisfaction of the eligibility conditions of Forms S-3 and S-4 in the context of transactions similar to the Transactions. *See Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc., supra, Eaton Corp., supra, Pentair, Inc., (available Sept. 20, 2012), Jazz Pharmaceuticals, Inc., supra, Galileo Holding Corp., supra; Duke Energy Corp., supra; Friedman, Billings, Ramsey Group Inc., supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

Similarly, it is our opinion that New Endo, upon completion of the Transactions, will be entitled to rely on the prior activities and Exchange Act reports of Endo in determining whether it shall be deemed to have met the requirements of General Instruction A to Form S-8 and that New Endo will meet the eligibility requirements of Form S-8. We note, as discussed above, that the Staff has on numerous occasions permitted a holding company to file registration statements on Form S-8 or post-effective amendments to a Form S-4 following a succession transaction to register shares to be issued pursuant to assumed employee benefit plans. *See, e.g., Actavis, Inc., supra, Eaton Corp., supra, Galileo Holding Corp., supra; Duke Energy Corp., supra; Friedman, Billings, Ramsey Group Inc., supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

(c) **Rule 144**

Affiliates of New Endo who desire to sell New Endo ordinary shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. The purpose of Rule 144(c)(1) is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Immediately after the Merger, New Endo will have satisfied each of the requirements of Rule 144(c)(1), except that it will not have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days. For the reasons set forth above under "Availability of Forms S-3 and S-8 and Ability to Incorporate by Reference into Form S-4" above, we believe that Endo's reporting history should be taken into account for purposes of determining whether New Endo satisfies the Rule 144(c)(1) eligibility requirements since strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of Rule 144(c)(1) in light of the comprehensive disclosures in prior reports and future reports filed by Endo, the Registration Statement and any Exchange Act reports to be filed by New Endo after the closing of the Merger. In these circumstances, we believe that there will be information available covering New Endo that is both adequate and current for purposes of Rule 144(c)(1). The Staff has taken similar positions in the context of various holding company and other transactions. *See, e.g., GrafTech Int'l. Ltd., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation (available September 26, 2008), Dollar Tree Stores, Inc., supra, Reliant Energy, Inc, supra, Northwest Airlines Corp., supra, and World Access, Inc., supra.*

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Endo's reporting history under the Exchange Act prior to the Merger may be taken into account in determining whether New Endo has complied with the current public information requirements of Rule 144(c)(1) following the Merger.

For the same reasons, we respectfully request that the Staff concur in our opinion that, for purposes of Rule 144, the most recent report or statement published by End prior to the effective time of the Merger and the average weekly reported volume of trading in Endo common shares during the time periods specified in Rule 144(e)(1) occurring immediately prior to the effective time of the Merger may be taken into account by holders of New Endo ordinary shares in determining the applicable limitation on the amount of New Endo ordinary shares that may be sold in compliance with Rule 144(e)(1) and (2) after the Merger. We believe that our opinion is consistent with positions stated above and the previous determinations of the Staff in connection with holding company reorganization transactions. *See, GrafTech Int'l. Ltd., supra, Lamalie Associates, Inc. (available December 15, 1998) and El Paso Natural Gas Co. (available May 21, 1998).*

(d) Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b)

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(a)(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. As noted earlier, Endo is a reporting company under the Exchange Act. Because New Endo will, immediately following the Transactions, have, on a consolidated basis, the same assets, liabilities, business and operations as Endo and Paladin, on a consolidated basis, immediately prior to the Transactions (excluding the assets being contributed to Knight Therapeutics), New Endo will be the successor-in-interest to Endo and Paladin, it is our opinion that dealers of New Endo ordinary shares should be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

* * *

For the reasons set forth above, we respectfully request the concurrence of the Staff in each of our conclusions set forth in this letter. If you require further information, please contact the undersigned at (202) 371-7180, or in my absence, Brandon Van Dyke at (212) 735-3743 or Andrew J. Brady at (202) 371-7344.

If your conclusions differ from ours, please contact the undersigned prior to responding in writing to this letter so that we may clarify our views.

Regards,



Brian V. Breheny

cc: Caroline Manogue
Executive Vice President & Chief Legal Officer
Endo Health Solutions Inc.

Exhibit A

Indicative Endo corporate structure prior to the Transactions.


ENDO
HEALTH SOLUTIONS INC.
(Delaware)
Endo Pharmaceuticals Inc.
(Delaware)
Generics International (US Parent), Inc.
(Delaware)
Endo Pharmaceuticals Solutions Inc.
(Delaware)
American Medical Systems Holdings, Inc.
(Delaware)
Endo Pharmaceuticals Valera Inc.
(Delaware)
CPEC LLC
(Delaware)
Ledgemont Royalty Sub LLC
(Delaware)
American Medical Systems, Inc.
(Delaware)
AMS Sales Corporation
(Delaware)
AMS Research Corporation
(Delaware)

Exhibit A


ENDO INTERNATIONAL PLC
(Ireland)
Endo Limited (Ireland)
InterCo 2 (Ireland) (1)
Endo Luxembourg Holding Company S.à r.l. (Luxembourg)
Endo Luxembourg Finance Company I S.à r.l. (Luxembourg)
Endo Health Solutions Inc.
(Delaware)
Amaico
(Canada)
Endo Pharmaceuticals Inc.
(Delaware)
Paladin Labs Inc.
(Canada)
Endo Pharmaceuticals Solutions Inc.
(Delaware)
Generics International (US Parent), Inc.
(Delaware)
American Medical Systems Holdings, Inc.
(Delaware)
Litha Healthcare Group
(South Africa)
67.8
50.01
Laboratorios Paladin de Mexico S.A. (Mexico)
Endo Pharmaceuticals Valera Inc.
(Delaware)
American Medical Systems, Inc.
(Delaware)
Paladin Labs Europe Limited
(Ireland)
Paladin Labs (Barbados) Inc.
(Barbados)
Paladin Labs USA Inc.
(Delaware)
CPEC LLC
(Delaware)
AMS Sales Corporation
(Delaware)
AMS Research Corporation
(Delaware)
Ledgemont Royalty Sub LLC
(Delaware)

(1) As defined in the Plan of Arrangement, as it may be amended in accordance with its terms.